UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NAVITAS SEMICONDUCTOR CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

63942X106
(CUSIP Number)

August 15, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63942X106	SCHEDULE 13G	Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS Ranbir Singh (the “Reporting Person”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Reporting Person is a U.S. citizen.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,645,603(1)
	6	SHARED VOTING POWER 6,237,558(1)(2)
	7	SOLE DISPOSITIVE POWER 18,645,603(1)
	8	SHARED DISPOSITIVE POWER 6,237,558(1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,645,603(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☑
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(3)
12		TYPE OF REPORTING PERSON IN
(1)    The reported securities were acquired from the Issuer on August 15, 2022, in partial consideration for the Issuer’s acquisition of GenSiC Semiconductor Inc., a Delaware corporation which, immediately prior to the acquisition, was 100% owned by the Reporting Person and the Trust (as defined below).
(2)    The reported securities are held by an irrevocable trust for which the Reporting Person acted as grantor (the “Trust”, and such reported securities, the “Trust Shares”). The Reporting Person may be deemed to share voting and/or dispositive power with respect to the Trust Shares. The Reporting Person disclaims beneficial ownership of the Trust Shares, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(g) of the Act, the beneficial owner of the Trust Shares.
(3)    Percentage reflects the number of shares outstanding as set forth in the Issuer’s most recent quarterly report on Form 10‑Q, plus the aggregate number of reported securities issued to the Reporting Person and the Trust on August 15, 2022.

CUSIP No. 63942X106	SCHEDULE 13G	Page 3 of 4 Pages

Item 1.	(a) Name of Issuer Navitas Semiconductor Corporation, a Delaware corporation

(b) Address of Issuer’s Principal Executive Offices 2101 E. El Segundo Blvd., Suite 205 El Segundo, CA 90245

Item 2.	(a) Name of Person Filing Ranbir Singh (the “Reporting Person”)

(b) Address of Principal Business Office or, if None, Residence 43670 Trade Center Place, Suite 155 Dulles, VA 20166

(c) Citizenship The Reporting Person is a U.S. citizen.

(d) Title of Class of Securities Class A Common Stock, par value $0.0001 per share

(e) CUSIP No.: 63942X106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership Please refer to the beneficial ownership information set forth in Rows 5-9 and 11 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

CUSIP No. 63942X106	SCHEDULE 13G	Page 4 of 4 Pages

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2022	/s/ Ranbir Singh
Ranbir Singh